KINETICS portfolios trust


                    ADDENDUM TO INVESTMENT ADVISORY AGREEMENT


     THIS ADDENDUM dated March 29, 2001 to the Investment Advisory Agreement dated as of the 1st day of May, 2000, by and between KINETICS PORTFOLIOS TRUST, a Delaware business corporation (the "Trust") on behalf of its series, the New Paradigm Portfolio (the "Portfolio") and KINETICS ASSET MANAGEMENT, INC., a New York corporation (the "Adviser"). At a Board meeting duly held on Thursday, March 29, 2001, the Board of Trustees of the Trust approved the following Addendum to the Agreement.

     Subparagraph (f) of Section 7 Investment Advisory Fee shall be amended and replaced in its entirety as follows:

                    "(f)  Any  fee  withheld  or  voluntarily  reduced  and  any
               Portfolio expense absorbed by the Adviser voluntarily or pursuant to an agreed upon expense cap shall be reimbursed by the Portfolio to the Adviser, if so requested by the Adviser, no later than the third fiscal year succeeding the fiscal year of the withholding, reduction or absorption if the aggregate amount actually paid by the Portfolio toward the operating expenses for such fiscal year (taking into account the reimbursement) do not exceed the applicable limitation on Portfolio expenses. Such reimbursement may not be paid to the Adviser for any fiscal year prior to the Portfolio's payment of such year's current expenses if such practice would require the Adviser to waive, reduce or absorb current Portfolio expenses in excess of the expense limitation in effect at the time the unreimbursed expense was actually incurred."